FMC

RECEIVED

FRASER MILNER CASGRAIN LLP

2008 SEP 18 A 10:79

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08004986

Barbara Ross
Law Clerk
Direct Line: 416-863-4676
barb.ross@fmc-law.com

September 12, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

PROCESSED
SEP 23 2008
THOMSON REUTERS

Dear Sirs/Mesdames:

**Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934**

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Press Release dated August 26, 2008;

(b) Interim financial statements for the period ended June 30, 2008;

(c) Interim Management's Discussion and Analysis for the period ended June 30, 2008;

(d) CEO and CFO Certifications of Interim Filings for the period ended June 30, 2008; and

(e) B.C. Form 51-901F for the period ended June 30, 2008.

dlw 9/18

In addition, enclosed for your records is a copy of an Early Warning Report under NI 62-103, Alternative Monthly Report, dated September 3, 2008 filed by Viking Capital Corp.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

Barbara Ross
Law Clerk

/br
Enclosures

cc: Brian Jamieson, Jannock Properties Limited (with encls.)
Richard Scott, Fraser Milner Casgrain LLP (w/o encls.)
Matthew Hibbert, Fraser Milner Casgrain LLP (w/o encls.)

4399187_1.DOC

Jannock Properties Limited

Press Release

RECEIVED
2008 SEP 18 A 10:

CORPORATE FINANCE

August 26, 2008

Jannock Properties Limited reports June 30, 2008 results.

TORONTO, ONTARIO - Jannock Properties Limited today reported a net loss for the Second Quarter of 2008 of $17,000 ($0.00 per share) compared with net income of $817,000 ($0.02 per share) for the Second Quarter of 2007.
Operating activities for the three months ended June 30, 2008 used cash of $6,000 compared with cash generation of $2,789,000 for the same period in 2007.

Revenue
Income in the three months to June 30, 2008 consisted of interest earned on short term investments of surplus cash of $42,000. This compares with interest earnings of $89,000 in the same period last year which included interest earned on cash surpluses of $34,000 plus interest earned on mortgages receivable of $55,000. Also in the Second Quarter of 2007 the Corporation received $178,000 from a recovery of levy credits on a property that had previously been sold and $1,162,000 as its share of an interest payment that was received by the subordinated lender to Jancor Companies, Inc.

General and Administrative Expenses
In the Second Quarter of this year, general and administrative expenses were $68,000. In the same period last year administrative and other expenses were $151,000 which included an amount of $56,000 for a foreign exchange loss resulting from a delay in converting the Jancor recovery to Canadian funds.
Excluding the foreign exchange loss in 2007, the year-to-date administrative costs are 24% less than for the same period in 2007.

Cash Flows from Operations
Cash used for operating activities in the Second Quarter of this year amounted to $6,000 compared with cash generation of $2,789,000 for the same period last year. The major differences are due to:

- Cash receipts for the Second Quarter this year were $42,000 and were all from interest received from the investment of cash surpluses. This compares with $3,067,000 of cash receipts in the Second Quarter of last year which included $1,590,000 from payments against mortgages receivable, $1,162,000 (US$1,003,000) as a recovery from Jancor, $178,000 as a recovery of levy credits and $137,000 of interest income.
- Cash payments for the Second Quarter this year were $48,000. In the same period last year cash payments were $278,000 and included income tax installments of $160,000.

Jancor Companies, Inc. (Jancor)
The downturn in the US housing markets combined with higher raw material prices and the effect of increased energy prices on transportation costs have hurt revenues and margins for suppliers of building products. Given these industry conditions and the highly leveraged capitalization of Jancor, it seems unlikely that Jannock Properties will make any recoveries from its participation rights in Jancor in the foreseeable future.

Currently, Jannock Properties has the right to participate in subordinated debt payments received by Jancor's subordinated lender and to receive 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor.

Corporate Items

Following the sale of its real estate properties, the Corporation's remaining assets are its cash balances, the potential recovery of levy credits and any possible recoveries from its Jancor rights. However with the diminished likelihood of any recoveries from Jancor, the Corporation is now investigating methods for maximizing shareholder values including the possible sale or liquidation of the Corporation.

The interest earned on cash balances currently offsets a large portion of the ongoing administrative costs.

The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the Canadian Venture Exchange (trading symbol: JPL.UN). Currently each Unit consists of one Class B common share and 65 Class A special shares.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition, there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821 4464
bjamie@jannockproperties.com

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

Interim Balance Sheet

(in thousands of Canadian dollars)

	June 30 2008 (unaudited)	December 31 2007
Assets		
Cash and cash equivalents	$ 5,357	$ 5,825
Other assets	12	21
Future income taxes	32	34
	$ 5,401	$ 5,880
Liabilities		
Accounts payable and accrued liabilities	$ 26	$ 27
Income taxes payable	15	470
	$ 41	$ 497
Shareholders' Equity		
Capital stock (note 4)	$ 23,115	$ 23,115
Contributed surplus	6,868	6,868
Deficit	(24,623)	(24,600)
	$ 5,360	$ 5,383
	$ 5,401	$ 5,880

Interim Statement of Income, Comprehensive Income and deficit

(in thousands of Canadian dollars, except per share amount)

	Three Months Ended June 30		Six Months Ended June 30	
	2008 (unaudited)	2007 (unaudited)	**2008 (unaudited)**	2007 (unaudited)
Revenue				
Interest Income	**$ 42**	$ 89	**$ 95**	$ 174
Recovery of prior years cost of sales	**-**	178	**-**	178
Recovery on Jancor (note 9)	**-**	1,162	**-**	1,162
Total	**42**	1,429	**95**	1,514
Expenses				
General and administrative costs	**(68)**	(151)	**(130)**	(226)
Income/(loss) before income taxes	**(26)**	1,278	**(35)**	1,288
Income tax provision (recovery) (note 3)				
- current	**(9)**	508	**(13)**	510
- future	**-**	(47)	**1**	(45)
Net income (loss) and comprehensive income (loss) for the period	**$ (17)**	$ 817	**$ (23)**	$ 823
Deficit - beginning of period	**$ (24,606)**	$ (25,411)	**$ (24,600)**	$ (25,417)
Deficit - end of period	**$ (24,623)**	$ (24,594)	**$ (24,623)**	$ (24,594)
Basic and diluted earnings (loss) per share	**$ (0.00)**	$ 0.02	**$ 0.02**	$ 0.02

Interim Statement of Cash Flows

(in thousands of Canadian dollars)

	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	**2008**	2007
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Cash provided by (used in)				
Operating activities				
Cash receipts				
Recovery of prior years cost of sales	**$ -**	$ 178	**$ -**	$ 178
Collection of mortgages receivable	**-**	1,590	**-**	1,590
Interest received	**42**	137	**104**	185
Recovery on Jancor (note 9)	**-**	1,162	**-**	1,162
Cash payments				
Income taxes paid	**-**	(160)	**(443)**	(226)
Expenditures on land development	**-**	-	**-**	(3)
Other payments	**(48)**	(118)	**(129)**	(251)
Total operating activities	**(6)**	2,789	**(468)**	2,635
Financing activities				
Redemption of capital stock	**-**	(1,781)	**-**	(1,781)
Increase (decrease) in cash equivalents	**(6)**	1,008	**(468)**	854
Cash and cash equivalents - beginning of period	**$ 5,363**	$ 2,856	**$ 5,825**	$ 3,010
Cash and cash equivalents - end of period	**$ 5,357**	$ 3,864	**$ 5,357**	$ 3,864
Cash and cash equivalents are comprised of:				
Cash	**55**	414		
Short term investments (note 2)	**5,302**	3,450		

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2007 and should be read in conjunction with those financial statements.

2. Cash and cash equivalents

Investments are held in either banker's acceptances or term deposits with major Canadian banks in order to minimize any credit risk.

3. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Six months ended	
	June 30, 2008	June 30, 2007
Income (loss) before income taxes	$ (35)	$ 1,288
Expected income taxes (recovery)	$ (12)	$ 465

4. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932. There have been no changes to the shares outstanding during the six months to March 31, 2008

	Number of shares		
	Class B Common	Class A special	Amount
Issued and outstanding at June 30, 2008	35,631,932	2,316,075,580	$23,115

5. Capital Management

The mandate for the Corporation is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Corporation's remaining assets relate to its cash balances, the potential recovery of levy credits and any possible recoveries from its Jancor rights. However with the diminished likelihood of any recovery from Jancor, the Corporation is now investigating methods for maximizing shareholder value including the possible sale or liquidation of the Corporation.

The interest earned on cash balances currently offsets a large portion of the ongoing administrative costs.

6. Commitments

Security in the amount of $300 which was required for any potential environmental liabilities that may have arisen for three years after the sale of the Milton quarry in March 2005 expired in March 2008. Security in the amount of $1,200 which was required for the sale of the Britannia site in September 2004 expired in September 2007. The Corporation is not aware of any liabilities for environmental issues at these sites.

7. Related Party Transactions

The Corporation pays a nominal amount as its share of rent and expenses to a former president of the Corporation as a sub-tenant in office space that it shares with him and a third party.

In the first six months of 2007, the former President was paid $1 for consulting services provided to the Corporation ($nil in 2008).

8. Potential Recoveries

The Corporation has identified approximately $281 of potential recoveries of development charges that are contingent upon actions of other developers. Any amounts received will be treated as a recovery of development costs charged to cost of sales in prior years.

The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

9. Jancor Companies, Inc (Jancor)

In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- debt participation right –a participation in any receipts of principal and interest by Jancor's subordinated lender (an affiliate of Jancor's majority owner) after they reach a threshold level equal to the principal amount of the subordinated debt of US$16,717,000. Jannock Properties is to receive 100% of all receipts between US$16,717,000 and US$22,289,000 and 25% of amounts over US$22,289,000. This arrangement is to restore Jannock Properties to a 25% participation in any such receipts; and
- equity participation right - 25% of any net proceeds to the owners, after repayment of senior debt, if and when the equity holders sell their interest in Jancor.

Jannock Properties did not receive any proceeds from either its debt participation right or its equity participation right in the Second Quarter of 2008. In the Second Quarter of 2007 the Corporation received proceeds of US$1,003,000 (Cdn$1,162,000) under the terms of the agreement on its debt participation right. No further proceeds have been received since that time as Jancor has deferred all payments of principal and interest that were to be made on its subordinated debt.

The downturn in the US housing markets combined with higher raw material prices and the effect of increased energy prices on transportation costs have hurt revenues and margins for suppliers of building products. Given these industry conditions and the highly leveraged capitalization of Jancor, it seems unlikely that Jannock Properties will make any recoveries from its participation rights in Jancor in the foreseeable future.

10. Subsequent events

In the Third Quarter, the Corporation has received refunds of $430,000 from Federal and Ontario tax authorities on income taxes that were paid on the recoveries from Jancor in 2006 and 2007. A further $30,000 is expected to be received from these tax authorities. These income tax refunds will be recorded in the period received.

11. Accounting policy changes

Effective January 1, 2008 the Corporation adopted CICA Handbook Section 1535, Capital Disclosures. Also, in fiscal 2008, the Company has adopted Section 3862, "Financial Instruments - Disclosures", and Section 3863, Financial Instruments - Presentation". These sections replace Section 3861, "Financial Instruments - Disclosure and Presentation", revising and enhancing disclosure requirements, and carrying forward unchanged presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

These standards impact the Company's disclosures provided but do not affect the Company's results or financial position.

JANNOCK PROPERTIES LIMITED

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

Interim Balance Sheet

(in thousands of Canadian dollars)

	June 30 2008 (unaudited)	December 31 2007
Assets		
Cash and cash equivalents	$ 5,357	$ 5,825
Other assets	12	21
Future income taxes	32	34
	$ 5,401	$ 5,880
Liabilities		
Accounts payable and accrued liabilities	$ 26	$ 27
Income taxes payable	15	470
	$ 41	$ 497
Shareholders' Equity		
Capital stock (note 4)	$ 23,115	$ 23,115
Contributed surplus	6,868	6,868
Deficit	(24,623)	(24,600)
	$ 5,360	$ 5,383
	$ 5,401	$ 5,880

Interim Statement of Income, Comprehensive Income and deficit

(in thousands of Canadian dollars, except per share amount)

	Three Months Ended June 30		Six Months Ended June 30	
	2008 (unaudited)	2007 (unaudited)	**2008** (unaudited)	2007 (unaudited)
Revenue				
Interest Income	**$ 42**	$ 89	**$ 95**	$ 174
Recovery of prior years cost of sales	-	178	-	178
Recovery on Jancor (note 9)	-	1,162	-	1,162
Total	**42**	1,429	**95**	1,514
Expenses				
General and administrative costs	**(68)**	(151)	**(130)**	(226)
Income/(loss) before income taxes	**(26)**	1,278	**(35)**	1,288
Income tax provision (recovery) (note 3)				
- current	**(9)**	508	**(13)**	510
- future	-	(47)	**1**	(45)
Net income (loss) and comprehensive income (loss) for the period	**$ (17)**	$ 817	**$ (23)**	$ 823
Deficit - beginning of period	**$ (24,606)**	$ (25,411)	**$ (24,600)**	$ (25,417)
Deficit - end of period	**$ (24,623)**	$ (24,594)	**$ (24,623)**	$ (24,594)
Basic and diluted earnings (loss) per share	**$ (0.00)**	$ 0.02	**$ 0.02**	$ 0.02

Interim Statement of Cash Flows

(in thousands of Canadian dollars)

	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	**2008**	2007
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Cash provided by (used in)				
Operating activities				
Cash receipts				
Recovery of prior years cost of sales	**$ -**	$ 178	**$ -**	$ 178
Collection of mortgages receivable	**-**	1,590	**-**	1,590
Interest received	**42**	137	**104**	185
Recovery on Jancor (note 9)	**-**	1,162	**-**	1,162
Cash payments				
Income taxes paid	**-**	(160)	**(443)**	(226)
Expenditures on land development	**-**	-	**-**	(3)
Other payments	**(48)**	(118)	**(129)**	(251)
Total operating activities	**(6)**	2,789	**(468)**	2,635
Financing activities				
Redemption of capital stock	**-**	(1,781)	**-**	(1,781)
Increase (decrease) in cash equivalents	**(6)**	1,008	**(468)**	854
Cash and cash equivalents - beginning of period	**$ 5,363**	$ 2,856	**$ 5,825**	$ 3,010
Cash and cash equivalents - end of period	**$ 5,357**	$ 3,864	**$ 5,357**	$ 3,864
Cash and cash equivalents are comprised of:				
Cash	**55**	414		
Short term investments (note 2)	**5,302**	3,450		

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2007 and should be read in conjunction with those financial statements.

2. Cash and cash equivalents

Investments are held in either banker's acceptances or term deposits with major Canadian banks in order to minimize any credit risk.

3. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Six months ended	
	June 30, 2008	June 30, 2007
Income (loss) before income taxes	$ (35)	$ 1,288
Expected income taxes (recovery)	$ (12)	$ 465

4. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932. There have been no changes to the shares outstanding during the six months to March 31, 2008

	Number of shares		
	Class B Common	Class A special	Amount
Issued and outstanding at June 30, 2008	35,631,932	2,316,075,580	$23,115

5. Capital Management

The mandate for the Corporation is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Corporation's remaining assets relate to its cash balances, the potential recovery of levy credits and any possible recoveries from its Jancor rights. However with the diminished likelihood of any recovery from Jancor, the Corporation is now investigating methods for maximizing shareholder value including the possible sale or liquidation of the Corporation.

The interest earned on cash balances currently offsets a large portion of the ongoing administrative costs.

6. Commitments

Security in the amount of $300 which was required for any potential environmental liabilities that may have arisen for three years after the sale of the Milton quarry in March 2005 expired in March 2008. Security in the amount of $1,200 which was required for the sale of the Britannia site in September 2004 expired in September 2007. The Corporation is not aware of any liabilities for environmental issues at these sites.

7. Related Party Transactions

The Corporation pays a nominal amount as its share of rent and expenses to a former president of the Corporation as a sub-tenant in office space that it shares with him and a third party.

In the first six months of 2007, the former President was paid $1 for consulting services provided to the Corporation ($nil in 2008).

8. Potential Recoveries

The Corporation has identified approximately $281 of potential recoveries of development charges that are contingent upon actions of other developers. Any amounts received will be treated as a recovery of development costs charged to cost of sales in prior years.

The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

9. Jancor Companies, Inc (Jancor)

In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- debt participation right –a participation in any receipts of principal and interest by Jancor's subordinated lender (an affiliate of Jancor's majority owner) after they reach a threshold level equal to the principal amount of the subordinated debt of US$16,717,000. Jannock Properties is to receive 100% of all receipts between US$16,717,000 and US$22,289,000 and 25% of amounts over US$22,289,000. This arrangement is to restore Jannock Properties to a 25% participation in any such receipts; and
- equity participation right - 25% of any net proceeds to the owners, after repayment of senior debt, if and when the equity holders sell their interest in Jancor.

Jannock Properties did not receive any proceeds from either its debt participation right or its equity participation right in the Second Quarter of 2008. In the Second Quarter of 2007 the Corporation received proceeds of US$1,003,000 (Cdn$1,162,000) under the terms of the agreement on its debt participation right. No further proceeds have been received since that time as Jancor has deferred all payments of principal and interest that were to be made on its subordinated debt.

The downturn in the US housing markets combined with higher raw material prices and the effect of increased energy prices on transportation costs have hurt revenues and margins for suppliers of building products. Given these industry conditions and the highly leveraged capitalization of Jancor, it seems unlikely that Jannock Properties will make any recoveries from its participation rights in Jancor in the foreseeable future.

10. Subsequent events

In the Third Quarter, the Corporation has received refunds of $430,000 from Federal and Ontario tax authorities on income taxes that were paid on the recoveries from Jancor in 2006 and 2007. A further $30,000 is expected to be received from these tax authorities. These income tax refunds will be recorded in the period received.

11. Accounting policy changes

Effective January 1, 2008 the Corporation adopted CICA Handbook Section 1535, Capital Disclosures. Also, in fiscal 2008, the Company has adopted Section 3862, "Financial Instruments - Disclosures", and Section 3863, Financial Instruments - Presentation". These sections replace Section 3861, "Financial Instruments - Disclosure and Presentation", revising and enhancing disclosure requirements, and carrying forward unchanged presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

These standards impact the Company's disclosures provided but do not affect the Company's results or financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
THREE MONTHS ENDED JUNE 30, 2008
August 26, 2008

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the interim unaudited financial statements for the three months ended June 30, 2008 and the audited financial statements and MD&A for the year ended December 31, 2007, included in the Corporation's 2007 Annual Report to Shareholders. The interim unaudited financial statements for the three months ended June 30, 2008 and the audited financial statements for the year ended December 31, 2007 are both prepared in accordance with Canadian generally accepted accounting principles.
Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee and Board of Directors provide an oversight role with respect to all public financial disclosures by the Corporation, and have reviewed and approved this MD&A and the accompanying financial statements.

Results of Operations – Second Quarter 2008 versus Second Quarter 2007

Revenue

Income in the three months to June 30, 2008 consisted of interest earned on investments of surplus cash of $42,000. This compares with interest earnings of $89,000 in the same period last year which included interest earned on cash surpluses of $34,000 plus interest earned on mortgages receivable of $55,000. Also in the Second Quarter of 2007 the Corporation received $178,000 from a recovery of levy credits on a property that had previously been sold and $1,162,000 as its share of an interest payment that was received by the subordinated lender to Jancor Companies, Inc.

General and administrative expenses

In the Second Quarter of this year, general and administrative expenses were $68,000. In the same period last year administrative and other expenses were $151,000 which included an amount of $56,000 for a foreign exchange loss resulting from a delay in converting the Jancor recovery to Canadian funds.

Income taxes

Income tax recoveries in the Second Quarter of 2008 were $9,000 (2007 – provision of $461,000) and were 33.5% of the loss before taxes (2007 – 36.1% of the earnings before taxes).

Net income

Net loss for the Second Quarter of 2008 was $17,000 ($0.00 per share) compared with net income of $817,000 ($0.02 per share) for the same period in 2007.

Results of Operations – Six months 2008 versus Six months 2007

Revenue

Income in the six months to June 30, 2008 consisted of interest earned on investments of surplus cash of $95,000. This compares with interest earnings of $174,000 in the same period last year which included interest earned on cash surpluses of $56,000 plus interest earned on mortgages receivable of $118,000. Also in the Second Quarter of 2007 the Corporation received $178,000 from a recovery of levy credits on a property that had previously been sold and $1,162,000 as its share of an interest payment that was received by the subordinated lender to Jancor Companies, Inc.

General and administrative expenses

In the six months to June 30, 2008 of this year, general and administrative expenses were $130,000. In the same period last year administrative and other expenses were $226,000 which included an amount of $56,000 for a foreign exchange loss resulting from a delay in converting the Jancor recovery to Canadian funds. Excluding the foreign exchange loss in 2007, the year-to-date administrative costs are 24% less than for the same period in 2007.

Income taxes

Income tax recoveries in the six months to June 30, 2008 were $12,000 (2007 – provision of $465,000) and were 33.5% of the loss before taxes (2007 – 36.1% of the earnings before taxes

Net income

Net loss for the six months to June 30, 2008 was $23,000 ($0.00 per share) compared with net income of $823,000 ($0.02 per share) for the same period in 2007.

Jancor Companies, Inc (Jancor)

In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- debt participation right –a participation in any receipts of principal and interest by Jancor's subordinated lender (an affiliate of Jancor's majority owner) after they reach a threshold level equal to the principal amount of the subordinated debt of US$16,717,000. Jannock Properties is to receive 100% of all receipts between US$16,717,000 and US$22,289,000 and 25% of amounts over US$22,289,000. This arrangement is to restore Jannock Properties to a 25% participation in any such receipts; and
- equity participation right - 25% of any net proceeds to the owners, after repayment of senior debt, if and when the equity holders sell their interest in Jancor.

Jannock Properties did not receive any proceeds from either its debt participation right or its equity participation right in the Second Quarter of 2008. In the Second Quarter of 2007 the Corporation received proceeds of US$1,003,000 (Cdn$1,162,000) under the terms of the agreement on its debt participation right. No further proceeds have been received since that time as Jancor has deferred all payments of principal and interest that were to be made on its subordinated debt.

The downturn in the US housing markets combined with higher raw material prices and the effect of increased energy prices on transportation costs have hurt revenues and margins for suppliers of building products. Given these industry conditions and the highly leveraged capitalization of Jancor, it seems unlikely that Jannock Properties will make any recoveries from its participation rights in Jancor in the foreseeable future.

In 2007, Jannock Properties filed an objection with the Federal and Ontario tax authorities on the income tax treatment of the Jancor proceeds that were received in 2006. This objection was recently resolved in favour of the Corporation and the full tax provisions against the amounts received in 2006 and 2007 will be reversed in the Third Quarter (see "Subsequent Events").

Cash Flows – Second Quarter 2008 versus Second Quarter 2007

Cash used for operating activities in the Second Quarter of this year amounted to $6,000 compared with a cash generation of $2,789,000 for the same period last year. The major differences are due to:

- Cash receipts for the Second Quarter of 2008 were $42,000 and were all from interest received from the investment of cash surpluses. This compares with $3,067,000 of cash receipts in the Second Quarter of last year which included $1,590,000 from payments against mortgages receivable, $1,162,000 (US$1,003,000) as a recovery from Jancor, $178,000 as a recovery of levy credits and $137,000 of interest income.
- Cash payments for the Second Quarter of 2008 were $48,000. In the same period last year cash payments were $278,000 and included income tax installments of $160,000.

There were no cash flows for investing activities during the Second Quarters of 2008 and 2007.

There were no cash outflows for financing activities in the Second Quarter of 2008. In the Second Quarter of 2007 cash flows for financing activities were $1,781,000 for a distribution to shareholders through the redemption of capital stock.

Cash Flows – Six months 2008 versus Six months 2007

Cash used for operating activities in the six months to June 30, 2008 amounted to $468,000 compared with cash generation of $2,635,000 for the same period last year. The major differences are due to:

- Cash receipts for the six months to June 30, 2008 were $42,000 and were all from interest received from the investment of cash surpluses. This compares with $3,115,000 of cash receipts in the same period last year which included $1,590,000 from payments against mortgages receivable, $1,162,000 (US$1,003,000) as a recovery from Jancor, $178,000 as a recovery of levy credits and $185,000 of interest income.
- Cash payments for the Second Quarter of 2008 were $572,000 and included $443,000 for the final income tax installments on 2007 earnings. In the same period last year cash payments were $480,000 and included income tax installments of $226,000.

There were no cash flows for investing activities during the first six months of 2008 or 2007.

There were no cash outflows for financing activities in the first six months of 2008. In first six months of 2007 cash flows for financing activities were $1,781,000 for a distribution to shareholders through the redemption of capital stock.

Financial Position

Total assets at June 30, 2008 were $5,401,000 compared with $5,880,000 at December 31, 2007.

- Cash and cash equivalents decreased by $468,000 due to operating cash outflows primarily resulting from income tax installments on 2007 income.

Liabilities at June 30, 2008 were $41,000 compared with $497,000 at December 31, 2007.

- Income taxes payable decreased by $455,000 mainly due to the final installments on 2007 earnings.

Quarterly Data
(in thousands of Canadian dollars, except per share amounts)

	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3
Net income	(17)	(6)	7	(13)	817	6	487	319
Basic and diluted income per share	$ (0.00)	$ (0.00)	$ 0.00	$ (0.00)	$ 0.02	$ 0.00	$ 0.01	$ 0.01
Net cash provided/(used) by operating activities	(6)	(462)	2,066	(105)	2,789	(154)	386	283

Contingencies
Security in the amount of $300 which was required for any potential environmental liabilities that may have arisen for three years after the sale of the Milton quarry in March 2005 expired in March 2008. Security in the amount of $1,200,000 which was required for the sale of the Britannia site in September 2004 expired in September 2007. The Corporation is not aware of any liabilities for environmental issues at these sites.

Potential Recoveries
An amount of $281,000 is potentially recoverable for levy credits relating to a property that had been sold although the ultimate amount realized and the timing of recovery is uncertain and could differ from current estimates.

Outlook
Following the sale of its real estate properties, the Corporation's remaining assets are its cash balances, the potential recovery of levy credits and any possible recoveries from its Jancor rights. However with the diminished likelihood of any recoveries from Jancor, the Corporation is now investigating methods for maximizing shareholder value including the possible sale or liquidation of the Corporation.
The interest earned on cash balances currently offsets a large portion of the ongoing administrative costs.

Distributions
No redemptions of special Class A shares have been made during the three months to June 30, 2008.

Risks and Uncertainties
As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Corporation is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. At this time, the Corporation is not aware of any environmental issues that would have a material effect on its financial position.

Subsequent Events
In the Third Quarter, the Corporation has received refunds of $180,000 from Federal and Ontario tax authorities on income taxes that were paid on the recoveries from Jancor in 2006 and 2007. A further $260,000 is expected to be received from these tax authorities. These income tax refunds will be recorded in the period received.

Related Party Transactions
The Corporation pays a share of rent and expenses to a former President as a sub-tenant in office space that it shares with him and another party.
For the Second three months of 2007, a former President of the Corporation was paid $1,250 for consulting services provided to the Corporation ($nil in 2008).

Additional Information relating to the Company
The interim unaudited financial statements for the three months ended June 30, 2008 follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2007 apart from the adoption on January 1, 2008 of the Canadian Institute of Chartered Accountants handbook standards contained in Section 1535, Capital Disclosures. Also, in fiscal 2008, the Company has adopted Section 3862, "Financial Instruments - Disclosures", and Section 3863, Financial Instruments - Presentation". These sections replace Section 3861, "Financial Instruments - Disclosure and Presentation", revising and enhancing disclosure requirements, and carrying forward unchanged presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These standards impact the Company's disclosures provided but do not affect the Company's results or financial position.
At June 30, 2008, there were no off-balance sheet transactions.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Ian C. B. Currie, President and Chief Executive Officer of Jannock Properties Limited, certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Jannock Properties Limited (the issuer) for the interim period ending June 30, 2008.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 2[illegible], 2008

President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Brian W. Jamieson, Chief Financial Officer of Jannock Properties Limited, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Jannock Properties Limited (the issuer) for the interim period ending June 30, 2008.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 26, 2008

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

RECEIVED

2008 SEP 10 A 10:10

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	June 30, 2008	August 26, 2008

ISSUER ADDRESS
2500 Meadowpine Blvd, Unit 7

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Mississauga, Ontario, L5N 6C4	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
	Mr. Ian Currie	August 26, 2008
CHIEF FINANCIAL OFFICER AND SECRETARY	**PRINT FULL NAME**	**DATE SIGNED**
[signature]	Mr. Brian Jamieson	August 26, 2008

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited		June 30, 2008	August 26, 2008
ISSUER ADDRESS			
2500 Meadowpine Blvd, Unit 7			
CITY/PROVINCE/POSTAL CODE		ISSUE FAX NO.	ISSUER TELEPHONE NO.
Mississauga, Ontario, L5N 6C4		(905) 821-1853	(905) 821-4464
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary		(905) 821-4464
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
bjamie@jannockproperties.com	n/a		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
[signature]	Mr. Ian Currie	August 26, 2008
CHIEF FINANCIAL OFFICER AND SECRETARY	PRINT FULL NAME	DATE SIGNED
	Mr. Brian Jamieson	August 26, 2008

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the three months ended June 30, 2008 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

Interim Balance Sheet

(in thousands of Canadian dollars)

	June 30 2008 (unaudited)	December 31 2007
Assets		
Cash and cash equivalents	$ 5,357	$ 5,825
Other assets	12	21
Future income taxes	32	34
	$ 5,401	$ 5,880
Liabilities		
Accounts payable and accrued liabilities	$ 26	$ 27
Income taxes payable	15	470
	$ 41	$ 497
Shareholders' Equity		
Capital stock (note 4)	$ 23,115	$ 23,115
Contributed surplus	6,868	6,868
Deficit	(24,623)	(24,600)
	$ 5,360	$ 5,383
	$ 5,401	$ 5,880

Interim Statement of Income, Comprehensive Income and deficit

(in thousands of Canadian dollars, except per share amount)

	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	**2008**	2007
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Revenue				
Interest Income	**$ 42**	$ 89	**$ 95**	$ 174
Recovery of prior years cost of sales	**-**	178	**-**	178
Recovery on Jancor (note 9)	**-**	1,162	**-**	1,162
Total	**42**	1,429	**95**	1,514
Expenses				
General and administrative costs	**(68)**	(151)	**(130)**	(226)
Income/(loss) before income taxes	**(26)**	1,278	**(35)**	1,288
Income tax provision (recovery) (note 3)				
- current	**(9)**	508	**(13)**	510
- future	**-**	(47)	**1**	(45)
Net income (loss) and comprehensive income (loss) for the period	**$ (17)**	$ 817	**$ (23)**	$ 823
Deficit - beginning of period	**$ (24,606)**	$ (25,411)	**$ (24,600)**	$ (25,417)
Deficit - end of period	**$ (24,623)**	$ (24,594)	**$ (24,623)**	$ (24,594)
Basic and diluted earnings (loss) per share	**$ (0.00)**	$ 0.02	**$ 0.02**	$ 0.02

Interim Statement of Cash Flows

(in thousands of Canadian dollars)

	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	**2008**	2007
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Cash provided by (used in)				
Operating activities				
Cash receipts				
Recovery of prior years cost of sales	**$ -**	$ 178	**$ -**	$ 178
Collection of mortgages receivable	**-**	1,590	**-**	1,590
Interest received	**42**	137	**104**	185
Recovery on Jancor (note 9)	**-**	1,162	**-**	1,162
Cash payments				
Income taxes paid	**-**	(160)	**(443)**	(226)
Expenditures on land development	**-**	-	**-**	(3)
Other payments	**(48)**	(118)	**(129)**	(251)
Total operating activities	**(6)**	2,789	**(468)**	2,635
Financing activities				
Redemption of capital stock	**-**	(1,781)	**-**	(1,781)
Increase (decrease) in cash equivalents	**(6)**	1,008	**(468)**	854
Cash and cash equivalents - beginning of period	**$ 5,363**	$ 2,856	**$ 5,825**	$ 3,010
Cash and cash equivalents - end of period	**$ 5,357**	$ 3,864	**$ 5,357**	$ 3,864
Cash and cash equivalents are comprised of:				
Cash	**55**	414		
Short term investments (note 2)	**5,302**	3,450		

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2007 and should be read in conjunction with those financial statements.

2. Cash and cash equivalents

Investments are held in either banker's acceptances or term deposits with major Canadian banks in order to minimize any credit risk.

3. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Six months ended	
	June 30, 2008	June 30, 2007
Income (loss) before income taxes	$ (35)	$ 1,288
Expected income taxes (recovery)	$ (12)	$ 465

4. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932. There have been no changes to the shares outstanding during the six months to March 31, 2008

	Number of shares		
	Class B Common	Class A special	Amount
Issued and outstanding at June 30, 2008	35,631,932	2,316,075,580	$23,115

5. Capital Management

The mandate for the Corporation is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Corporation's remaining assets relate to its cash balances, the potential recovery of levy credits and any possible recoveries from its Jancor rights. However with the diminished likelihood of any recovery from Jancor, the Corporation is now investigating methods for maximizing shareholder value including the possible sale or liquidation of the Corporation.

The interest earned on cash balances currently offsets a large portion of the ongoing administrative costs.

6. Commitments

Security in the amount of $300 which was required for any potential environmental liabilities that may have arisen for three years after the sale of the Milton quarry in March 2005 expired in March 2008. Security in the amount of $1,200 which was required for the sale of the Britannia site in September 2004 expired in September 2007. The Corporation is not aware of any liabilities for environmental issues at these sites.

7. Related Party Transactions

The Corporation pays a nominal amount as its share of rent and expenses to a former president of the Corporation as a sub-tenant in office space that it shares with him and a third party.

In the first six months of 2007, the former President was paid $1 for consulting services provided to the Corporation ($nil in 2008).

8. Potential Recoveries

The Corporation has identified approximately $281 of potential recoveries of development charges that are contingent upon actions of other developers. Any amounts received will be treated as a recovery of development costs charged to cost of sales in prior years.

The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

9. Jancor Companies, Inc (Jancor)

In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- debt participation right –a participation in any receipts of principal and interest by Jancor's subordinated lender (an affiliate of Jancor's majority owner) after they reach a threshold level equal to the principal amount of the subordinated debt of US$16,717,000. Jannock Properties is to receive 100% of all receipts between US$16,717,000 and US$22,289,000 and 25% of amounts over US$22,289,000. This arrangement is to restore Jannock Properties to a 25% participation in any such receipts; and
- equity participation right - 25% of any net proceeds to the owners, after repayment of senior debt, if and when the equity holders sell their interest in Jancor.

Jannock Properties did not receive any proceeds from either its debt participation right or its equity participation right in the Second Quarter of 2008. In the Second Quarter of 2007 the Corporation received proceeds of US$1,003,000 (Cdn$1,162,000) under the terms of the agreement on its debt participation right. No further proceeds have been received since that time as Jancor has deferred all payments of principal and interest that were to be made on its subordinated debt.

The downturn in the US housing markets combined with higher raw material prices and the effect of increased energy prices on transportation costs have hurt revenues and margins for suppliers of building products. Given these industry conditions and the highly leveraged capitalization of Jancor, it seems unlikely that Jannock Properties will make any recoveries from its participation rights in Jancor in the foreseeable future.

10. Subsequent events

In the Third Quarter, the Corporation has received refunds of $430,000 from Federal and Ontario tax authorities on income taxes that were paid on the recoveries from Jancor in 2006 and 2007. A further $30,000 is expected to be received from these tax authorities. These income tax refunds will be recorded in the period received.

11. Accounting policy changes

Effective January 1, 2008 the Corporation adopted CICA Handbook Section 1535, Capital Disclosures. Also, in fiscal 2008, the Company has adopted Section 3862, "Financial Instruments - Disclosures", and Section 3863, Financial Instruments - Presentation". These sections replace Section 3861, "Financial Instruments - Disclosure and Presentation", revising and enhancing disclosure requirements, and carrying forward unchanged presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

These standards impact the Company's disclosures provided but do not affect the Company's results or financial position.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

The following is a breakdown of amounts presented in the quarterly financial statements for material expenses and material deferred costs for the three month period ended June 30, 2008:

a)	Deferred or expensed exploration	Not applicable	
b)	Expensed research	Not applicable	
c)	Deferred or expensed development	Not applicable	
d)	Cost of sales		
	Expenditures/(recoveries) on property development	$	0
	Land costs	$	0
	Development costs	$	0
e)	Marketing expenses	Not applicable	
f)	General and administrative expenses		
	Personnel costs	$	17
	Directors fees	$	13
	Professional fees	$	38
	Office administration	$	0

2. Related party transactions

The Corporation pays a share of rent and expenses to a former President as a sub-tenant in office space that it shares with him and a third party.

3. Summary of securities issued and options granted during the period

a) Summary of securities issued during the three month period ended June 30, 2008:

Nil.

b) Summary of options granted during the three month period ended June 30, 2008:

Nil.

4. Summary of securities as at the end of the reporting period

As at June 30, 2008:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 2,316,075,580 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. Directors and officers

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the three months ended June 30, 2008 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Annual MD&A".

EARLY WARNING REPORT
UNDER NATIONAL INSTRUMENT 62-103
ALTERNATIVE MONTHLY REPORT

Eligible Institutional Investor Alternative Reporter: Viking Capital Corp.
73 Richmond Street West
Suite 308
Toronto, Ontario
M5H 4E8

Reporting Issuer: Jannock Properties Limited

Report Period: August, 2008

Change from Previous Report:

Not applicable, as this is the initial report filed by Viking Capital Corp.

Report of Security Holdings:

Viking Capital Corp. reports that during the month of August, as a result of acquisitions by it primarily on behalf of the Discovery Fund (the "Fund"), a fund that Viking Capital Corp. manages, and to a lesser extent on behalf of other clients ("Client Accounts"), it exercises control over 3,630,000 units of Jannock Properties Limited representing approximately 10.19% of all outstanding units of Jannock Properties Limited. Each unit consists of one Class B Common Share and 65 Class A Special Shares, which trade as one unit on the TSX Venture Exchange (JPL.UN).

As of the end of August, 2008, Viking Capital Corp. neither owned, directly or indirectly, nor exercised control or direction over, any units of Jannock Properties Limited other than as disclosed above.

Beneficial Ownership, Control or Direction:

Viking Capital Corp. specifically disclaims any beneficial ownership of the shares of Jannock Properties Limited reported above, but as investment manager it maintains power to exercise investment control or direction over such securities, and has the power and responsibility to vote such shares, for the Fund and Client Accounts as the beneficial owner.

Purpose of the Acquisitions and Dispositions:

The acquisitions of the shares of Jannock Properties Limited referred to above were made in the ordinary course of business and for investment purposes only and not for the purpose of exercising control or direction over Jannock Properties Limited. The Fund and the relevant Client Accounts may at the discretion of Viking Capital Corp. from time to time acquire or dispose of, or alternatively maintain current holdings of, the shares of Jannock Properties Limited.

General Nature and Material Terms of Any Agreement with Reporting Issuer:

Viking Capital Corp. has not entered into any acquisition agreements with Jannock Properties Limited, or any other entity in respect of the shares of the Jannock Properties Limited.

Joint Actors:

Except in respect of its investment management relationship with the Fund and the relevant Client Accounts, Viking Capital Corp. is not a joint actor with anyone else in connection with this report.

Reliance on Exemption:

As an "investment manager" (as defined in National Instrument 62-103) exercising discretionary authority to vote (as applicable), acquire or dispose of securities purchased on behalf of its clients, Viking Capital Corp. is eligible to file this report pursuant to Part 4 of National Instrument 62-103. Viking Capital Corp. does not presently intend to:

(a) make a formal bid for any securities of Jannock Properties Limited; or

(b) propose a reorganization, amalgamation, merger, arrangement or similar business combination with Jannock Properties Limited that if completed would reasonably be expected to result in Viking Capital Corp., either alone or together with any joint actors, possessing effective control over Jannock Properties Limited or a successor to all or a part of the business of Jannock Properties Limited.

* * * * *

DATED at Toronto, Ontario as of the 3rd day of September, 2008.

VIKING CAPITAL CORP.

By: (Signed) "John Sartz"
Name: John Sartz
Title: President

12239904.3

END